UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34619R102

(CUSIP Number)

Carl Daikeler

c/o The Beachbody Company, Inc.

400 Continental Blvd., Suite 400

El Segundo, CA 90245

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Telephone: (213) 891-7421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34619R102

1.	Name of Reporting Person: Carl Daikeler
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 129,353,511 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 129,353,511 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 129,353,511 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 42.3% of Class A Common Stock and 94.4% of the Class X Common Stock (2)
14.	Type of Reporting Person: IN

(1)

Represents (i) 128,849,560 shares of Class X Common Stock and (ii) 503,951 stock options to acquire shares of Class A Common Stock that are currently exercisable or vest within 60 days of the date hereof. Each share of Class X Common Stock entitles the holder to 10 votes per share. Each share of Class X Common Stock is convertible to one share of Class A Common Stock at the option of Mr. Daikeler (the “Reporting Person”), and will be automatically converted to one share of Class A Common Stock pursuant to the Issuer’s charter upon the earlier of (a) the date the Reporting Person is no longer providing services to the Company as a senior executive officer or director of the Company, or (b) the date on which certain holders of Class X Common Stock have sold 75% of their shares (other than pursuant to certain permitted transfers).

(2)

Class A Common Stock percentage is based on 176,152,828 outstanding shares of Class A Common Stock, and Class X Common Stock percentage is based on 136,450,256 outstanding shares of Class X Common Stock, each on June 15, 2023 after giving effect to the Reporting Person’s forfeiture, for no consideration, of 3,199,946 shares of Class A Common Stock, and 4,800,054 shares of Class X Common Stock, discussed herein, and for the Class A Common Stock, the percentage includes the 503,951 stock options held by the Reporting Person that are currently exercisable or will vest within 60 days of the date hereof. The Reporting Person’s voting power is 83.6%.

This Amendment No. 3 amends and supplements Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on July 8, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 3, 2022 and Amendment No. 2 to Schedule 13D filed with the SEC on May 8, 2023 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented by the following:

On June 15, 2023, in connection with the appointment of a new Executive Chairman of the Board of the Issuer, the Reporting Person ceased service as the Issuer’s Chairman of the Board. The Reporting Person continues service as the Chief Executive Officer and a director of the Issuer. Also on June 15, 2023, the Reporting Person forfeited 3,199,946 shares of Class A Common Stock and 4,800,054 shares of Class X Common Stock, for no consideration, to the Issuer pursuant to a Forfeiture Agreement (as defined in Item 6).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Person beneficially owns 129,353,511 shares of Class A Common Stock (comprised of (i) 128,849,560 shares of Class X Common Stock and (ii) 503,951 stock options to acquire shares of Class A Common Stock that are currently exercisable or vest within 60 days of the date hereof), representing approximately 42.3% of the outstanding Class A Common Stock, and approximately 94.4% of the outstanding Class X Common Stock. These percentages are based on 176,152,828 outstanding shares of Class A Common Stock and 136,450,256 outstanding shares of Class X Common Stock, each on June 15, 2023 after giving effect to the Reporting Person’s forfeiture, for no consideration, of 3,199,946 shares of Class A Common Stock and 4,800,054 shares of Class X Common Stock, and for the Class A Common Stock percentage includes the 503,951 stock options held by the Reporting Person that are currently exercisable or will vest within 60 days of the date hereof. The Reporting Person’s voting power is 83.6%.

(b) The Reporting Person has the sole power to vote and dispose of the shares reported herein.

(c) Except as set forth in Item 3 above, the Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Forfeiture Agreement—On June 15, 2023, the Issuer and the Reporting Person entered into a forfeiture letter agreement (the “Forfeiture Agreement”), pursuant to which the Reporting Person voluntarily agreed to effect the forfeiture of an aggregate of 8,000,000 shares of the Company’s common stock, comprised of 3,199,946 shares of Class A Common Stock and 4,800,054 shares of the Company’s Class X common stock, for no consideration, to the Issuer. The foregoing description of the Forfeiture Agreement is qualified by reference to the full text of the Forfeiture Agreement, a copy of which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Forfeiture Agreement, dated as of June 15, 2023, by and between The Beachbody Company, Inc. and Carl Daikeler, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 15, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023	Carl Daikeler

/s/ Carl Daikeler

Signature Page to Schedule 13D